UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 172ND MEETING OF THE BOARD OF

DIRECTORS HELD ON MARCH 23, 2011

1. DATE, TIME AND PLACE: At 23 (twenty three) days of March 2011, at 10 a.m. (ten hours), at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the City of São Paulo, State of São Paulo.

2. CALL:  The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All members of the Board of Directors ("Board"), the Chief Executive Officer. It is recorded that, as provided in Paragraph 7 of Article 18 of the Bylaws of the Company, Mr. Ricardo Carvalho Giambroni sent his vote in advance in writing, thereby counting his presence.

4. PRESIDING: Chairman – Murilo Cesar Lemos dos Santos Passos, and Secretary – Gisélia Silva.

5. SUBJECTS AND RESOLUTIONS:

The reading of the Agenda, already known to all present, was waived. It was resolved that the minutes of this meeting would be drawn up in summary form, offering the right of submission of statements and dissent, to be filed at the Company's headquarters, and publication in summary form was approved without the signatures of the Members.

It also was registered that the votes of the Members appointed by the controlling shareholders would be counted pursuant to items 5.1 and 7.1 of the Shareholders' Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After examination of the subjects contained in the Agenda, the following matters were discussed and resolutions taken by unanimous vote:

(i)        (i.i) Cognizance taken of the work plan of the Board of Directors' Advisory Committees and Commissions in March, registering the following:

            (a) Personnel Management Committee: Pursuant to the powers vested in them by the Board: (a) reviewed the proposed total remuneration of the Management and the Fiscal Council of the Company and its subsidiaries and (b) evaluated the performance of the individual plans for short-term goals of the Executive Officers and the calculation of the variable remuneration of Board of Executive Officers; and

            (b) Strategy Commission: took cognizance of the status of the Company's growth project;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

            (i.ii) Cognizance taken of the outcome of the self assessment by members of the Board and asked the Board's Advisory to prepare an action plan addressing the comments and suggestions submitted for consideration at a future meeting;

(ii)       Cognizance taken of the highlights and the relevant facts in the month of February, reported by the CEO;

(iii)      Approved  the minutes of the 169th, 170th and 171st Meetings of the Board of Directors held on February 23, 2011 and March 21, 2011;

(iv)      Approved  the overall amount of the fees for members of the Board of Directors, the Board of Executive Officers and the Fiscal Council, to be submitted to the General Shareholders’ Meeting;

(v)       Approved  the payment of bonuses to the Board of Executive Officers, based on individual plans for short-term goals and assessing the results approved by the Personnel Management Committee;

(vi)      (vi.i) Cognizance taken of the manifestation in favor of approving the financial statements and the allocation of net income for the fiscal year ended December 31, 2010, by the management bodies of the subsidiaries and recommended  their approval by the representatives of CPFL Energia at the respective General Shareholders’ Meetings and/or Associates Meetings;

            (vi.ii)    Cognizance taken of the favorable opinion of the management of the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa for approval of capital increase by conversion of the tax benefit recorded as incorporation goodwill under "Capital Reserve," pursuant to CVM Instructions No. 319/99 and 349/01, and the resulting change in the wording of Article 5 of its Bylaws, and recommending  their approval by CPFL Energia's representatives in the respective General Shareholders’ Meetings (Board of Executive Officers’ Resolutions No. 2011039, 2011033, 20111866, 2011026, 2011023, 2011023, 2011024 and 2011022);

(vii)     (vii.i) Examined the Management Report, Financial Statements and related Company's Explanatory Notes for the fiscal year ended December 31, 2010, accompanied by the Opinion of KPMG Auditores Independentes, calculating a net income of R$ 1,538,280,462.71 (one billion, five hundred thirty-eight million, two hundred and eighty thousand, four hundred sixty-two reais and seventy-one centavos), adjusted as a result of the adoption of international standards (IFRS) by the reduction in the amount of R$ 234,278,051.57 (two hundred thirty-four million, two hundred seventy-eight thousand and fifty-one reais and fifty-seven centavos) regarding the absorption of accrued losses and the increase in the value of R$ 26,974,622,87 (twenty-six million, nine hundred and seventy-four thousand, six hundred twenty-two reais and eighty-seven centavos) due to the realization of extended income and the amount of R$ 6,405,785.70 (six million four hundred and five thousand, seven hundred eighty-five reais and seventy centavos) referring to the dividend prescribed, pursuant to Board of Executive Officers' Resolution No. 2011017, expressing itself favorably to the referral for deliberation at the General Shareholders’ Meeting, as provided in Article 18, item "e" and in Article 29 of the Company's Bylaws;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

            (vii.ii)   Expressed its support, pursuant to item "e" of Article 18 and in paragraph 3 of Article 29 of the Company's Bylaws, for the conditions foreseen in the proposed allocation of net income for the fiscal year of 2010, namely: (a)  distribution of interim dividends referring to profits as at June 30, 2010, in the amount of R$ 774,428,508.54 (seven hundred seventy-four million four hundred twenty-eight thousand five hundred and eight reais and fifty-four centavos), representing the mandatory minimum dividend for the year, previously approved by the 157th Meeting of the Board of Directors on August 11, 2010, pursuant to Article 31 of the Bylaws, (b)  the establishment of a Legal Reserve, in the amount of R$ 76,914,023.14 (seventy-six million nine hundred and fourteen thousand, twenty-three reais and fourteen centavos) and (c)  declaration of a complementary dividend, amounting to R$ 486,040,288.03 (four hundred eighty-six million, forty thousand, two hundred and eighty-eight reais and three centavos), corresponding to R$ 1.010190770 per common share, whose payment to shareholders shall be through a resolution of the Ordinary General Meeting on a date to be set by the Board of Executive Officers according to the availability of funds and through simple communication to the Board;

            Attending the meeting were Mr. Lorival Nogueira Luz Jr., Chief Financial and Investor Relations Executive Officer, Mr. Antônio Carlos Bassalo, Accounting Manager, Mr. Jaribe Fogaça, representative of KPMG Auditores Independentes and Mr. José Reinaldo Magalhães, Chairman of the Company's Fiscal Council, as provided in paragraph 3 of Article 163 of Law 6.404/76, who reported that the documents approved herein were examined by the Fiscal Council, whose opinion will be issued at the meeting to be held on the date; and

            (vii.iii)  Resolved pursuant to Articles 124 and 132 of Law 6404/76, to convene the General Shareholders’ Meeting on April 28 to deliberate on the approval of the Financial Statements and allocation of the net income for the fiscal year of 2010;

(viii)    (viii.i) Approved, based on the item "q" of Article 18 and item "c" of Article 23 of the Company's Bylaws, and pursuant to Board of Executive Officers’ Resolution No. 2011018, to reform and consequently consolidate the Company's Bylaws to include the following modifications: (a) change the address of its registered head office, (b) make the procedures for identification of shareholders in General Meetings more flexible and (c) amend the criteria for granting of powers of attorney by the Board of Executive Officers; and

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

  Company Registry NIRE 353.001.861-33

            (viii.ii) Recommended  to the Company's representatives on the management bodies and General Meetings of the subsidiaries to vote to approve the reform of their Bylaws and/or Articles of Association to reflect the following adjustments: (a) CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Mococa, CPFL Sul Paulista, CPFL Jaguariúna, Chumpitaz, CPFL Brasil, CPFL Cone Sul, CPFL Serviços, CPFL Geração, CPFL Bioenergia, CPFL Bio Formosa, CPFL Bio Pedra, CPFL Bio Buriti, CPFL Bio Ipê, CPFL Bio Itapaci, CPFL Bio Anicuns and CPFL Jaguari de Geração: CHANGE OF ADDRESS OF HEAD OFFICE AND CRITERIA FOR GRANTING OF POWERS OF ATTORNEY (Board of Executive Officers’ Resolution No. 2011018) and (b) Campo dos Ventos I, Campo dos Ventos II, Campo dos Ventos III, Campo dos Ventos IV, Campo dos Ventos V and Eurus V: CHANGE OF ADDRESS OF HEAD OFFICE (Board of Executive Officers’ Resolutions No. 211003, 2011004, 2011003, 2011003, 2011003 and 2011003).

6. ADJOURNMENT: There being no further business on the agenda, the meeting was adjourned, after which these minutes were drawn up, read, approved and signed by the members present and by the Secretary. Murilo Passos, Robson Rocha, Francisco Caprino Neto, Claudio Palaia, Ricardo Giambroni, Martin Glogowsky, Ana Novaes and Gisélia Silva, Secretary.

I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 5, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.